April 7, 2005


Mail Stop 05-10

Robert F. Hartman
Secretary
CERBCO, Inc.
1419 Forest Drive, Suite 209
Annapolis, MD 21403


Re:	CERBCO, Inc.
      PRE M 14A filed
	Form 10-K for the fiscal year ended December 25, 2004
		Form 10-Q for the period ended December 31, 2004
		Form 10-Q for the period ended September 30, 2004
      File No. 000-23314

Dear Mr. Hartman:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Schedule 14A

General
1. Please be aware that the definitive proxy statement should include a manually signed copy of the audit opinion as provided in the Instruction 2 to Item 13 of Schedule 14A. Please include this copy with your amendment.
2. Please note that information may be incorporated by reference into the proxy statement only as specifically permitted by items in
Schedule 14A. It appears that the company is not eligible to incorporate by reference under Item 14(e) because it would not be permitted to incorporate by reference under Form S-4. Please revise the proxy statement to include all the information required by Item
14(c)(1), including financial information, or provide us with your analysis as to why you believe that you can incorporate by reference.

Summary Term Sheet
3. We note that your summary term sheet contains lengthy, detailed information regarding the transaction. Please note that the summary term sheet should set forth only the most material terms of the transaction, should not recite all information contained in the proxy statement and should be in bullet format. See Item 1001 of Regulation M-A. Please revise accordingly and try to limit the term sheet to a page and a half. In addition, the Table of Contents should follow the Summary Term Sheet.

Voting Securities and Principal Holders Thereof, page 3
4. Please revise your disclosures for Newtown Square Partners, LLC to identify the natural person or persons who have voting or investment control over the company`s securities that the entity owns.

Background and Reasons for the Plan, page 11
5. Describe the business activities of CERBERONICS, if any, and discuss how the plan of liquidation and dissolution will affect CERBERONICS.
6. We note that you engaged professional advisors. If you engaged any financial advisors or appraisers, please disclose this fact, discuss the scope of their engagement, disclose the compensation paid for their services and summarize the information they provided to the
board. If you received a solvency opinion, please disclose the information required by Item 14(b)(6) of Schedule 14A and Item 1015 of Regulation M-A.
7. For each factor considered by the board in deciding to approve the distribution, liquidation and dissolution, and for the negative factors that were considered on page 12, please discuss in reasonable detail what it was that the board specifically considered in reaching its conclusion to approve the transactions.

Listing and Trading of Our Common Stock and Class B Common
Stock...,
page 22
8. We note the statement that CERBCO`s compliance with the Exchange
Act reporting requirements is voluntary because it does not meet the minimum threshold for the number of registered holders of either class of common stock to trigger the filing requirements. We also note that CERBCO`s common stock and class B common stock are registered pursuant to Section 12(g) of the Securities Act.
Please
note that once a company becomes subject to the Exchange Act reporting requirements pursuant to the registration of a class of securities under Section 12(g), even if the registration is voluntary, the Exchange Act requires the company to file periodic reports. A company may stop filing Exchange Act reports by terminating the registration of a class of securities registered under Section 12(g) by filing a Form 15, but the company should also consider whether it has a Section 15(d) reporting obligation. Please revise your statement accordingly.

Form 10-KSB for the Year Ended June 30, 2004

Consolidated Statements of Stockholders` Equity, page 11
9. Your table indicates that during the fiscal year ended June 30, 2004, 5000 stock options were exercised, resulting in an increase in stockholders` equity of $51,250. This would indicate that the exercise price was $10.25 per share. However, in Note 14, Stock Options, the table of option activity shows that 5,000 shares were exercised during fiscal 2004 for approximately $7.65 per share. Please supplementally provide to us a reconciliation of these exercise prices and, if appropriate, revise your financial statements and notes accordingly.

Consolidated Statements of Cash Flows, page 12
10. You show your changes in marketable securities as a "net"
amount.
Please show the cash flows from the purchases and maturities of your
marketable securities as "gross" amounts as provided in paragraph
18
of SFAS 115, Accounting for Certain Investments in Debt and Equity
Securities.
11. Within "Supplemental Disclosure of Cash Flow Information," you have a line item that says, "Total Net Cash Flows from Discontinued
Operations." Please supplementally explain to us what this line item is comprised of and how it relates to the line item above which reads, "Net Cash Flows from (Used in) Discontinued Operations."

Note 6 - Equity in INEI, page 17
12. You indicate that you own 39.1% of the total equity of INEI. In the "Description of Business" on page 1, you say that you have a controlling interest in INEI, through your wholly-owned subsidiary CERBERONICS. However, your "Subsidiaries of the Registrant" disclosure in Exhibit 21 indicates that you wholly own CERBERONICS, which wholly owns INEI. Therefore, INEI would be an indirect wholly-owned subsidiary. Please explain how these items reconcile to your holdings of INEI equity.

Note 10 - Income Taxes, page 20
13. Please supplementally tell us how you determined the "federal income tax benefit computed at statutory rates" to be $702,000.

Item 8A Controls and Procedures, page 3
14. We note your disclosures here and in your Forms 10-Q that "There have been no other significant changes in the Company`s internal controls or in other factors that could significantly affect internal controls..." In any future periodic filings, please revise to state clearly whether there were any changes in your internal controls over financial reporting that "has materially affected, or is reasonably likely to materially affect," your internal controls over financial reporting. See Item 308 (c) of Regulation S-K.

Form 10-Q for the period ended September 30, 2004

Note 3 - Discontinued Operations, page 7
15. Your table of assets and liabilities of discontinued operations indicates a liability labeled "distributions payable." The corresponding note in your Form 10-Q for the period ended December 31, 2004, no longer discloses this amount in the table. Please supplementally tell us what this amount represented.

Form 10-Q for the period ended December 31, 2004

Management`s Discussion and Analysis or Plan of Operation - Results of Operations, page 10
16. In your discussion of the results of operations for both the three and six-month periods ended December 31, 2004, you indicate that the increase in general and administrative expenses were "due to additional compensation recognized in connection with the exercise of stock options by the Company`s directors in the second quarter of fiscal 2005." Please supplementally tell us how you recognized an expense if you account for your stock option plans under the principles of APB 25, Accounting for Stock Issued to Employees, as stated in Note 1, Summary of Significant Accounting Policies, in your
2004 Form 10-K.

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

	To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Dale Welcome, Staff Accountant, at (202) 942-2871 or in his absence, John Cash, Branch Chief, at (202) 824-5373 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff
Attorney,
at (202) 824-5221 or in her absence, me at (202) 942-2864 with any other questions.


Sincerely,


Jennifer Hardy
Branch Chief


Cc:  	Jeannette C. Koonce
	Venable LLP
	575 7th Street NW
	Washington, D.C. 20004-1601


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CERBCO, Inc.
April 7, 2005
Page 1 of 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE